LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Secure Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Planning, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Secure Planning, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Secure Planning, Inc.'s management. Our responsibility is to express an opinion on Secure Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Secure Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Secure Planning, Inc.'s financial statements. The supplemental information is the responsibility of Secure Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Larry D. Liberfarb, P.C.

We have served as Secure Planning, Inc.'s auditor since 2008.

Norwood, Massachusetts

February 5, 2018

SECURE PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	22,615
Accounts receivable		172,307
Securities owned:		
Available for sale, at market value		46,098
Property and equipment, at cost, less		
accumulated depreciation of $209,781		38,742
Other assets		61,014
	$	340,776

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	800
Accounts payable, accrued expenses and other liabilities		24,126
		24,926
Stockholder's equity:		
Common stock, no par value, authorized 300 shares,		
10 shares issued and outstanding		42,000
Unrealized gain on securities available for sale		36,333
Retained earnings		237,517
Total stockholder's equity		315,850
	$	340,776

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2017

Revenues:		
Advisory fees	$	1,544,618
Mutual fund and 12b-1 fees		282,905
Commissions		41,887
Interest and dividends		872
		1,870,282
Expenses:		
Salaries and benefits - employees		453,262
Salaries and benefits - owner		344,575
Commission expense		313,455
Occupancy		139,692
Professional fees		63,611
Technology, data and communications		37,189
Regulatory fees and expenses		18,952
Other expenses		246,196
		1,616,932
Profit before other income		253,350
Other income		
Unrealized gain		5,826
Net profit	$	259,176

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock	Unrealized Gain (Loss) on Securities Available For Sale	Retained Earnings	Total
Balance at December 31, 2016	$ 42,000	$ 30,507	$ 244,167	$ 316,674
Net income			253,350	253,350
Distributions to shareholder			(260,000)	(260,000)
Change in unrealized gain(loss) on investments available for sale		5,826		5,826
Balance at December 31, 2017	$ 42,000	$ 36,333	$ 237,517	$ 315,850

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net profit	$ 253,350
Adjustments to reconcile net (profit)	
to net cash provided by operating activities:	
Depreciation	14,202
(Increase) decrease in operating assets:	
Increase in accounts receivable	(39,410)
Increase in other assets	(15,543)
(Decrease) increase in operating liabilities:	
Decrease in income taxes payable	0
Increase in accounts payable, and accrued expenses	10,918
Net cash provided by operating activities	223,517
Cash Flows From Investing Activities	
Purchase of equipment	(8,037)
Cash Flows From Financing Activities	
Distributions to shareholder	(260,000)
Decrease in cash	(44,520)
Cash at beginning of the year	67,135
Cash at end of the year	$ 22,615

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 23,095

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for its clients.

Revenue Recognition

The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned. Customers' securities transactions are recorded on the settlement date basis. The related commission income and expense are also recorded on the settlement date basis.

Generally accepted accounting principles requires revenue to be recognized on a trade date basis. There is no material difference between the trade and the settlement date.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2017 there were no securities classified as trading securities.

Investments held longer than one year are classified as available-for-sale. Unrealized holding gains and losses are included in other comprehensive income. For the year ended December 31, 2017 there was an unrealized gain of $5,826. The securities owned are classified as level one investments.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2017 was $5,476.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns. The State of New Hampshire does not recognize the Subchapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) based on its taxable income. New Hampshire also imposes a Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater that the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT taxes in 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 the Company had net capital of $53,133 which was $48,133 in excess of its required net capital of $5,000. The Company's net capital ratio was .47 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Leasehold improvements	$116,513
Furniture and fixtures	132,010
	248,523
Less Accumulated Depreciation	209,781
Property and equipment, net	$ 38,742

Depreciation expense for 2017 was $14,202

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - CONCENTRATIONS

At December 31, 2017, 87% of commissions receivable were due from one company. Approximately 80% of 2017 revenue was earned from this company.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $18,000. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $23,177 for the year ended December 31, 2017.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company leases office space in Portsmouth, New Hampshire from its sole stockholder. Under the terms of the lease, the required monthly payment is $6,200. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The company leases office space as tenants at will. Total rent expense paid under this lease for 2017 was $74,400. There are no amounts due to the stockholder at December 31, 2017.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arm's length transaction.

NOTE 8 – DEFERRED TAXES

The Company has a deferred tax asset which consists of state income tax credits, and contributions carryforward, net of a deferred tax liability for depreciation differences between book methods and state methods. The state income tax credits were generated in the years 2004 through 2008. They are available for carryforward and will expire between 2012 and 2017 if not utilized. No allowance is considered necessary.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 5, 2018, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SECURE PLANNING, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2017

SCHEDULE I

SECURE PLANNING, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Aggregate Indebtedness

Total liabilities per statement of financial condition		$ 24,926

Stockholder's equity:

Common stock		42,000
Retained earnings		273,850
Total stockholder's equity		$ 315,850

Adjustments to Net Capital

Accounts receivable, net	(172,307)	
Less: amount included in accrued commission	17,413	
Property and equipment	(38,742)	
Other assets	(61,014)	
Haircuts and undue concentration	(8,067)	
Total Adjustments to Net Capital		(262,717)
Net Capital, as defined		$ 53,133

Computation of Basic Net Capital Requirement

(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		1,662
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Net Capital In Excess of Requirement		$ 48,133
Ratio of Aggregate Indebtedness To Net Capital		.47 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report		$ 53,133
Net audit adjustments		-
Increase in non-allowables and haircuts		-
Net capital per above		$ 53,133

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

SECURE PLANNING, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIRMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Secure Planning, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
Secure Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Secure Planning, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Secure Planning, Inc. claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Secure Planning, Inc. stated that Secure Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Secure Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
February 5, 2018

SECURE PLANNING, INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Secure Planning, Inc., operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Signature:

Lisa Dugan, Vice President